

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 18, 2018

<u>Via E-Mail</u>
Mr. Jim Plohg
Ashford Holding Corp.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Holding Corp.**
> **Registration Statement on Form S-4**
> **Filed April 23, 2018**
> **File No. 333-224409**

Dear Mr. Plohg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that AINC's common stock is listed on the NYSE and registered under Section 12(b) of the Exchange Act. Under the terms of the Merger, New Holdco, an affiliate of AINC, will purchase - as such term is defined in Rule 13e-3(a)(2) of the Exchange Act - all of AINC's common stock. Following completion of the Merger, it appears that AINC's common stock will no longer be listed on the NYSE. For example, the disclosure on page 5 indicates that "there can be no assurance that…the shares of common stock of New Holdco into which the Company's shares of common stock will be converted will be listed for trading on the NYSE…" Please confirm to us that AINC, and each affiliate of AINC that is engaged in the Merger, will comply with Rule 13e-3 given that the purchase will produce the going private effect specified in Rule 13e-3(a)(3)(ii)(B), or tell us why compliance is not required.

2. We note that you are not registering the preferred share purchase rights. Please provide us with your detailed analysis regarding how your offering complies with prior no-action relief, including, as applicable, any representations required by prior no-action letters.

3. Please provide us a detailed analysis explaining how you determined that a shareholder vote was not required for the transactions contemplated by the combination agreement, including the conversion and merger.

Summary, page 1

4. Please revise your summary to briefly explain why you are pursuing the transactions contemplated by the contribution agreement and utilizing the proposed structure. In addition, please describe any potential conflicts of interests, including any interests of your directors and officers in the transaction.

Our amended and restated bylaws contains a provision…, page 38

5. We note your disclosure on page 38 that your board approved and adopted amended and restated bylaws that require that "stockholders meet certain ownership thresholds in order to initiate claims on behalf of the Company and/or any class of current and/or prior stockholders against the Company and/or against and director and/or officer of the Company." Please revise to disclose:

   a. The risks more fully to investors if this provision is adopted and how the provision will impact the rights of stockholders, including without limitation, discouraging shareholder litigation and enforcement of shareholder rights;

   b. How you will determine whether certain ownership thresholds have been met and the difficulties that shareholders may have in attempting to locate other shareholders to reach the 3% threshold as of "the date on which such claim was discovered (or should have been discovered)" or "the last date on which a stockholder must have held stock to be included in such class;"

   c. The basis for your belief that this provision is enforceable under Maryland law; and

   d. Whether you intend for this provision to cover claims under the federal securities laws and, if so, how you considered whether this provision violates the anti-waiver provisions of the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stacie Gorman at 202-551-3585 or me at 202-551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Dudley W. Murrey
        Hunton Andrews Kurth LLP